UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kerzner International Limited

(Name of Issuer)

Ordinary Shares ($.001 par value)

(Title of Class of Securities)

P8797T133

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham

Gate, London, England SWIE 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 25, 2005

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

CUSIP NO. P8797T133	13D	Page 2 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) Not Applicable
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6).	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 3,622,293 8) SHARED VOTING POWER 429,030 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER 3,622,293

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,051,323
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. P8797T133	13D	Page 3 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) The Cayzer Trust Company Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) Not Applicable.
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6).	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER 4,051,323 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER 3,622,293

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,051,323
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D

Under the Securities and Exchange Commission Act of 1934

Item 1. Security and Issuer

This amendment to this Schedule 13D (“ Statement”) relates to the ordinary shares ($.001 par value) (“Ordinary Shares”) of Kerzner International Limited, a company incorporated under the laws of The Bahamas (the “Issuer”). The principal executive offices of the Issuer are located at Coral Towers, Paradise Island, The Bahamas.

Item 2. Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) as the beneficial owner of the 4,051,323 Ordinary Shares or 11.3% of the outstanding Ordinary Shares previously referenced on page 2. In 2004, Cayzer Limited underwent a reorganization pursuant to which its shareholding in Caledonia was transferred on September 29, 2004 to a new parent company, The Cayzer Trust Company Limited (“Cayzer” or the “Additional Person”). Cayzer may be deemed to be an indirect beneficial owner of the Ordinary Shares given its direct holdings of 33.33% of the outstanding capital stock of Caledonia. Cayzer may be deemed to control Caledonia. Cayzer disclaims beneficial ownership of the Ordinary Shares of the Issuer. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b), (c) and (f) The principal business address for Caledonia and Cayzer is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia is an investment trust company and Cayzer is an investment holding company, both of which are organized under the laws of England and Wales. The names, principal occupation and addresses of the officers and directors of Caledonia and Cayzer are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of the Caledonia and Cayzer is set forth on Schedule A hereto and is incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor the Additional Person, according to any of the Reporting Person’s knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On March 2, 2005, Caledonia completed the sale of 886,000 Ordinary Shares to Deutsche Bank Securities Inc. (“Deutsche Bank”) pursuant to the terms and conditions of the Purchase Agreement between Caledonia and the Deutsche Bank (the “Purchase Agreement”). The discussion in this Item 4 should be read with the disclosure under Item 6 of this Statement and the Purchase Agreement, which is incorporated herein and attached as Exhibit 99.H. Caledonia will use the proceeds from the sale for general corporate purposes.

Caledonia may, from time to time, increase, reduce or dispose of its investment in the 3,622,293 Ordinary Shares of the Issuer that Caledonia has the sole voting and dispositive power over, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Ordinary Shares of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations. The voting rights to the 429,030 Ordinary Shares held by Caledonia may be reduced over time as provided in the Proxy Agreement.

Other than as described above, Caledonia currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Caledonia reserves the right to develop such plans or proposals consistent with applicable law.

Item 5. Interest in Securities of Issuer

(a) Caledonia is the beneficial owner of 4,051,323 Ordinary Shares of the Issuer, which includes the sole right to vote and dispose of 3,622,293 Ordinary Shares and the sole voting rights (without dispositive power) for 429,030 Ordinary Shares pursuant to the terms of the Irrevocable Proxy Agreement dated July 3, 2001 (“Proxy Agreement”). The discussion in this Item 5 of Caledonia’s voting rights to 429,030 Ordinary Shares should be read with the Proxy Agreement, which was previously filed as Exhibit 99.B and is incorporated hereby into this discussion. Caledonia’s beneficial ownership of the Ordinary Shares represents 11.3% of the total of 35,889,849 Ordinary Shares outstanding according to information received from the Issuer. By virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the Ordinary Shares of the Issuer owned directly by Caledonia. Cayzer disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the 3,622,293 Ordinary Shares of the Issuer. Caledonia has the right to vote an additional 429,030 Ordinary Shares pursuant to the terms of the Proxy Agreement.

(c) Except as disclosed in Items 3, 4 and 6, there have been no transactions in the Ordinary Shares of the Issuer by Caledonia.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from the 3,622,293 Ordinary Shares of the Issuer that it holds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 2, 2005, Caledonia completed the sale of 886,000 Ordinary Shares to Deutsche Bank for an aggregate purchase price of $54,471,280.00 ($61.48 per share). The conditions to completion of the sale of the 886,000 Ordinary Shares by Caledonia have been satisfied. The discussion in this Item 6 should be read with the Purchase Agreement, incorporated herein and attached as Exhibit 99.H.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.A.*	Form of Supplemental Agreement dated July 3, 2001 to the Original Shareholders’ Agreement dated October 11, 1993 and to the Rosegrove Shareholders’ Agreement entered into on May 3, 1994 by and among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

99.B.*	Form of Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.C.*	Registration Rights and Governance Agreement, dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.D.**	Agreement for Sale and Purchase, dated January 8, 2003 by and among Mangalitsa Limited and Caledonia Investments plc.

99.E. ***	Stock Purchase Agreement, dated July 15, 2004 by and between Caledonia Investments plc, a company incorporated under the laws of England and Istithmar PJSC, a company organized under the laws of Dubai.

99. F. ***	Press Release dated July 16, 2004 announcing strategic alliance between Kerzner International Limited and Istithmar PJSC.

99. G. *****	Press Release dated August 10, 2004 announcing completion of sale of 1.3 million Kerzner International Limited Ordinary Shares.

99. H.	Purchase Agreement, dated March 1, 2005, by and between Caledonia Investments plc and Deutsche Bank Securities Inc.

*	Previously filed as Exhibits to the Schedule 13D filed with the SEC on July 13, 2001.
**	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D filed with the SEC on January 21, 2003.
***	Previously filed as Exhibits to Amendment No. 3 to the Schedule 13D filed with the SEC on July 27, 2004.
****	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D filed with the SEC on August 11, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

March 7, 2005	THE CAYZER TRUST COMPANY LIMITED

	By:	/s/ Dominic V. Gibbs
	Name:	Dominic V. Gibbs
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Residence	Principal Occupation	Citizenship
C. M. Allen-Jones	Beacon House Arkesden Nr. Saffron Walden Essex CB11 4HF England	Retired	United Kingdom

Peter N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

J. H. Cartwright	Rectory Meadow Hawthorn Place, Penn Buckinghamshire HP10 8EH England	Finance Director, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Finstock Manor Finstock Oxfordshire OX7 3DG England	Executive Director, Caledonia Investments plc	United Kingdom

M. E. T. Davies	Admington Hall Shipston-on-Stour Warwickshire CV36 4JN England	Director, Fleming Family & Partners Ltd.	United Kingdom

Name	Residence	Principal Occupation	Citizenship
G. P. Denison	48 Queens Road Hertford Hertfordshire SG13 8BB England	Company Secretary, Caledonia Investments plc	United Kingdom

T. C. W. Ingram	6 Ranelagh Avenue London SWG 3PJ England	Chief Executive, Caledonia Investments plc	United Kingdom

R Goblet d’Alviella	Rue du Village 5 B-1490 Court Saint Etienne Brussels Belgium	Chief Executive Officer Sofina sa	Belgium

J. R. H. Loudon	Olantigh Wye Ashford Kent, England TN25 5EW	Company Director	United Kingdom

D. G. F. Thompson	Albrighton Hall High Street Albrighton Wolverhampton WV7 3JQ England	Chairman, The Wolverhampton & Dudley Breweries plc	United Kingdom

M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP, England	Non-executive director, Caledonia Investments plc	United Kingdom

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name	Residence	Principal Occupation	Citizenship
Peter N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Finstock Manor Finstock Oxfordshire OX7 3DG England	Executive Director, Caledonia Investments plc	United Kingdom

P. R. Davies	No. 6 Belvedere House Priory Road, Sunningdale, Berkshire SL5 9RH England	Solicitor	United Kingdom

D. V. Gibbs	Flat 2 143 Finborough Road London SW10 9AW England	Director and Company Secretary, The Cayzer Trust Company Limited	United Kingdom

Hon. Mrs. Gilmour	Flat 8 62 Rutland Gate London SW7 1PJ England	Art Historian	United Kingdom

I. A. Leeson	Eaton House 7 Eaton Park Cobham Surrey KT11 2JF England	Chartered Accountant	United Kingdom

J. I. Mehrtens	51 Oxenden Wood Road Chelsfield Park Orpington, Kent BR6 6HP England	Retired	United Kingdom

M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP England	Non-executive director, Caledonia Investments plc	United Kingdom